Exhibit 99.12

PRESS RELEASE

Green Hydrogen: TE H2 Partners with VERBUND on a Large
Project in Tunisia

Paris/Tunis, May 28th, 2024 – TE H2 a joint-venture between TotalEnergies and EREN Groupe, together with VERBUND, Austria’s leading electricity company, have signed a Memorandum of Understanding with the Republic of Tunisia to study the implementation of a large green hydrogen project named “H2 Notos” for export to Central Europe through pipelines.

H2 Notos aims to produce green hydrogen using electrolysers powered by large onshore wind and solar projects and supplied with desalinated sea water. The project aims to produce 200,000 tons of green hydrogen annually during its initial phase, with the potential to scale up production to one million tons per year in South Tunisia. The project will have access to the European market through the “SoutH2 Corridor”, a hydrogen pipeline project connecting North Africa to Italy, Austria, and Germany, which is expected to be commissioned around 2030.

TE H2, together with VERBUND, will be leading the development, financing, construction, and operation of the integrated project from production of green electricity to production of green hydrogen. In addition, VERBUND will coordinate the transport of the produced hydrogen towards Central Europe.

David Corchia, CEO of TE H2, said: “The signing of this MOU with the Republic of Tunisia marks the actual start of this highly ambitious project after months of work and interactions with all stakeholders. We are delighted to partner with VERBUND to support the development of such a pioneering and ambitious endeavor in such a strategic location. H2 Notos has the potential to become a significant supplier of green hydrogen for Europe while fostering significant jobs creation in Tunisia. We are entering into a phase of greenfield development and major technical work to assess the feasibility of the project and we will need to further deepen the highly constructive and fruitful collaboration we have enjoyed with the national and local authorities through H2 Notos.”

Fatma Thabet Chiboub, Tunisia's Minister of Industry, Mines and Energy, stated: "This agreement with TE H2 and VERBUND marks a significant step forward in our quest for clean, sustainable energy. Tunisia, firmly committed to its energy transition, sees in this project a strategic pivot to strengthen its attractiveness as a destination of choice for foreign investment in renewable energies."

Michael Strugl, CEO of VERBUND AG, added: “Tunisia is a particularly important upstream region in terms of scalability and competitiveness and a significant part of VERBUND's hydrogen plans. We have set ourselves the goal of supplying the European industry with green hydrogen. By combining competitive hydrogen production in Tunisia and pipeline-based transportation, we can ensure a long-term supply at scale to support a sustainable transition of our customers to green hydrogen as well as support a sustainable economic development in Tunisia. We are delighted to be working with a strong consortium capable of realizing GW-

scale projects and look forward to developing them in partnership and close collaboration with the Tunisian authorities and population.”

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About TE H2

TE H2 is an 80/20 joint-venture formed by TotalEnergies and EREN Groupe, specialized in developing and structuring large-scale green hydrogen projects located in world-class sites benefitting from exceptional renewable resources, such as North Africa, Latin America, and Australia. TE H2 is made up of an expert team with extensive know-how in the development, construction and operation of wind and solar projects globally. By combining technical expertise and experience, TE H2 aims to deliver globally impactful renewable energy projects that provide affordable, sustainable, reliable, and accessible energy to as many people as possible.

About VERBUND

VERBUND Green Hydrogen GmbH is part of VERBUND, Austria's leading energy company and one of the largest hydropower producers in Europe. The Group generates around 98 % of its electricity from renewable energy, primarily from hydropower. VERBUND trades electricity in 12 countries and generated around € 2.266m group result and € 4.490m in EBITDA in 2023 with approximately 3,800 employees. With its subsidiaries and partners, VERBUND is active in the generation of electricity, transmission and in international trading and sales. VERBUND has been quoted on the Vienna Stock Exchange since 1988 with 51% of the share capital being held by the Republic of Austria. VERBUND is the decisive player for the success of the energy transition in Austria. The challenges that lie ahead require a new company spirit, which VERBUND is driving forward with its Mission V. The Mission V is a long-term and comprehensive transformation program and stands for the will to confront the climate crisis as a force for change. This program is based on the VERBUND Strategy 2030 with its three main pillars: Strengthening the integrated home market, expanding renewable energies in Europe and becoming a European hydrogen player. With Mission V, VERBUND is accelerating the achievement of the strategic goals 2030 and ensuring their implementation.

Further information: www.verbund.com

TE H2 Contacts

Media Relations + 33 (0) 6 18 23 76 99 l solange.petit-de-bantel@totalenergies.com

Investor Relations +33 (0)1 47 44 46 46 l ir@totalenergies.com

VERBUND AG Contact:

Rainer Tschopp, +43 (0)664 – 882 613 32 l rainer.tschopp@verbund.com

Cautionary Note

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. No entity under this Press Release nor any of their subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.